  EXHIBIT 99.2

Mogo Reports First Quarter 2021 Financial Results

Third consecutive quarter of accelerating net member additions, up over 35% from Q4 2020

Second consecutive quarter of accelerating sequential growth in subscription & services revenue, up 32% from Q4 2020

Concurrently announces agreements to increase ownership in Canada’s leading crypto trading platform, Coinsquare, to 37% while retaining a warrant to increase ownership up to 48%

Ended the quarter with over $120 million in cash and investments

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, May 13, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital payments and financial technology company, today announced its financial and operational results for the first quarter ended March 31, 2021.

“The first quarter was among the most active and strategically important periods in Mogo’s history. We are building the most comprehensive digital wallet to address the needs of Canadian consumers, and the transactions we completed in the first quarter – both strategic and financial – accelerate our growth plans and vision significantly,” said David Feller, Mogo’s Founder and CEO. “In addition to the acquisition of Carta, our B2B payments business, subsequent to quarter end we expanded our product capabilities and addressable market in the $4+ trillion wealth management industry with the acquisition of Moka. We are seeing momentum across multiple areas of the business and, with the upcoming addition of new investing and saving options, a free stock trading solution and P2P payments in 2021, we will give Canadian consumers even more reasons to make Mogo an important part of their financial lives.”

“Our financial position has never been stronger, with over $120 million in cash and investments at quarter end, in addition to a growing crypto investment portfolio,” said Greg Feller, President and CFO of Mogo. “With the Coinsquare follow-on investment we announced today, we will also own 37% of Canada’s leading crypto trading platform. Crypto is the fastest-growing asset class, and this is fueling rapid growth at Coinsquare, highlighted by a 500%+ year-over-year increase in revenue in Q1 2021.

Mr. Feller added: “Our subscription and services revenue is showing increased growth, led by strong gains from MogoCrypto and higher transaction activity from MogoSpend. This organic growth momentum, combined with the acquisitions of Carta and Moka, which have also added scale and diversification to our revenue base, position us for accelerating revenue growth in 2021. With a favourable backdrop for fintech and an improved balance sheet, we are renewing our growth investments to take full advantage of industry tailwinds.”

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Financial Highlights

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Accelerating subscription and services revenue of $6.0 million (53% of total revenue) in Q1 2021, up 32% sequentially from $4.6 million (46% of total revenue) in Q4 2020, driven by increased revenue from MogoCard and MogoCrypto as well as recognition of revenue related to payments processing.

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Q1 2021 revenue was $11.4 million, compared with $10.0 million in Q4 2020 and $13.9 million in Q1 2020. The sequential revenue growth was driven by increased subscription and services revenue while the year-over-year decrease resulted primarily from the strategic sale of a portion of our loan book in Q1 2020.

•	Strong gross profit margin of 83.0% in Q1 2021, up from 60.4% in Q1 2020.

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Adjusted EBITDA was a loss of $1.1 million in Q1 2021, compared to Adjusted EBITDA of positive $0.5 million in the same period last year. The decrease in Adjusted EBITDA was driven primarily by an increase in product and technology investment as well as increased marketing spend.

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Q1 2021 net loss of $2.8 million, compared with net loss of $2.8 million in Q4 2020 and $10.1 million in Q1 2020. The reduction in net loss year-over-year was driven by a $5.8 million gain in our investment portfolio which was primarily attributable to the gain on our investment in Vena Solutions which was sold subsequent to quarter end.

Balance Sheet Highlights

•	Significantly strengthened balance sheet to pursue organic and acquisitive growth.

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During Q1 2021, Mogo raised approximately $87.5 million of net cash proceeds and at quarter end, had approximately $121 million in combined cash and investments (up from $30.6 million at the end of Q4 2020).

o	Completed early conversion of convertible debentures, resulting in reduced interest expense going forward.

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Consistent with plans to increase its on balance sheet investment in the blockchain and fintech ecosystem, Mogo acquired approximately 18 bitcoins to date in open market transactions at an average price of US$33,083. In May 2021, the Company also purchased approximately 146 units of Ether at an average price of US$2,777.

o	In April 2021, Mogo sold its investment in Vena Solutions for proceeds of $4.7 million, a 116% increase from the book value as at December 31, 2020.

Business & Operations Highlights

•	Net member additions of approximately 70,000, up 35% from Q4 2020; total members reached 1,195,000 members at quarter end.

o	Following the closing of the acquisition of Moka Financial Technologies Inc. (“Moka”), Mogo’s member base now sits at approximately 1.6 million.

•	MogoCrypto trading volume was up over 1,500% year-over-year

•	MogoCard transaction volume was up over 1,000% year over year

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Strategic Initiatives & Subsequent Events

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In January 2021, closed the acquisition of Carta Solutions Holding Corporation (“Carta”), a leader in digital payment solutions. The acquisition adds a next-generation business to business payments platform and significantly expands Mogo’s total addressable market.

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In April 2021, completed an initial strategic investment in Coinsquare Ltd. (“Coinsquare”), Canada’s leading digital asset trading platform, acquiring 19.99% ownership of Coinsquare’s outstanding common shares.

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Concurrent with its Q1 2021 results, Mogo also announced that it intends to increase its ownership position in Coinsquare from 19.99% to approximately 37% through the acquisition of an additional 5.4 million common shares of Coinsquare through a secondary transaction with an existing shareholder and by exercising a portion of its rights under the original investment agreement. Mogo also holds a purchase warrant in Coinsquare that, if and when exercised, would increase its total ownership interest to approximately 48%.

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In May 2021, completed the all-stock acquisition of Moka, one of Canada's leading saving and investing apps. The acquisition expands Mogo’s wealth offering to include saving and investing products and will accelerate Mogo’s plan to launch a free stock trading solution for Canadians in 2021.

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Announced a new partnership to provide MogoMembers with exclusive access to crypto and other equity research from FSInsight LLC, a market-leading, independent research firm that is a division of Fundstrat Global Advisors. Under the agreement, Mogo will be the exclusive distributor bringing FSI’s research to Canada’s retail investor market.

Financial Outlook

2020 was a transformational year for Mogo’s business and financial position. Based on the strong underlying profitability of our model along with the substantial growth opportunities we see across our core businesses, we expect to continue increasing our growth investments to drive accelerating member and revenue growth in 2021.  Specifically, we expect:

•	Continued increase in net Mogo member additions in 2021;

•	Accelerated growth in subscription and services revenue in 2021; and

•	Year-over-year growth of 80% to 100% in subscription and services revenue in Q4 2021 as compared to Q4 2020.

1 For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended March 31, 2021.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q1 2021 financial results at 3:00 p.m. EDT on May 13, 2021. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (833) 968-2206 or (778) 560-2782 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

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Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted cash net loss and cash operating expenses, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the year ended December 31, 2020 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the continued increase in net Mogo member additions and accelerated growth in subscription and services revenue in 2021, completion of the additional investment in Coinsquare and the timing of the launch of a free stock trading solution [and P2P payments]. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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